THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, [redacted]
www.thaicom.net, www.ipstar.com

THAICOM
THAICOM PUBLIC COMPANY LIMITED

09046864

RECEIVED
2009 AUG 31 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. No. TC 279/2009

August 13, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN Shin Satellite Public Co Ltd

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 270/2009**

  Subject: Submission of the Reviewed Financial Statements for the Second quarter of Year 2009

  Date: August 11, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo.

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dw 9/1

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2009

Ref No. TC 270/2009

11 August 2009

Subject: Submission of the Reviewed Financial Statements for the Second quarter of Year 2009

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Second quarter of Year 2009 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the Second quarter of Year 2009 – English Language Version
(3) Management Discussion and Analysis for the Second quarter of Year 2009

Thaicom Company Limited (the "Company") would like to submit its reviewed financial statements for the second quarter of year 2009, ended June 30, 2009 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the second quarter of year 2009 of Baht 2,123 million and consolidated net profit for the second quarter of year 2009 of Baht 199 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues for the second quarter of year 2009 amounted to Baht 2,123 million, an increase of Baht 453 million or 27.1% over the same period last year (Baht 1,670 million). This was due to the following reasons:
   - Revenue from satellite transponders and related services in Q2/2009 was Baht 1,075 million, an increase of Baht 42 million or 4.1% compared to Baht 1,033 million in the same period last year. This was mainly because of an increase in IPSTAR service revenue following higher bandwidth usage.
   - Revenue from telephone services in Q2/2009 was Baht 560 million, increased by Baht 105 million or 23.1% over the same period last year (Baht 455 million) in accordance with a year-on-year increase in prepaid mobile subscribers.
   - Revenue from Internet access and media services in Q2/2009 was Baht 118 million, a decrease of Baht 46 million or 28.0% from Baht 164 million in Q2/2008.
   - Net foreign exchange gain was Baht 364 million in Q2/2009, while a loss on exchange of Baht 437 million was reported in Q2/2008. Most of the gain and loss on exchange rate were unrealized.
2. The Company's consolidated expenses for the second quarter of year 2009 amounted to Baht 1,754 million, a decrease of Baht 210 million or 10.7% over the same period last year (Baht 1,964 million). This was due to the following reasons:

- Cost relating to satellite transponders and related services in Q2/2009 was Baht 1,002 million, an increase of Baht 103 million or 11.5% from Baht 899 million in Q2/2008 largely due to a rise in cost of UT sales corresponding to higher UT sales volume.
- Cost relating to telephone services in Q2/2009 was Baht 346 million, increased by Baht 139 million or 67.1% from Baht 207 million in Q2/2008. Mfone reported increases in depreciation of expanded telephone network and in cost of electricity from expanded base stations. LTC reported increases in cost of Inter-Roaming and in depreciation of expanded telephone network.
- Cost relating to Internet and media services in Q2/2009 was Baht 85 million, a decrease of Baht 52 million or 38.0% from Baht 137 million in Q2/2008 due to a decrease in cost of DTV sales.
- Selling and administrative expenses in Q2/2009 were Baht 321 million, an increase of Baht 37 million or 13.0% compared to Baht 284 million in Q2/2008. This was mainly due to increases in staff expenses and Mfone's and LTC's marketing expenses.

3. The Company's consolidated finance cost in Q2/2009 amounted to Baht 90 million, a decrease of Baht 31 million or 25.6% over the same period last year (Baht 121 million) due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q4/2008 and Q2/2009 and for DTV Service Co., Ltd. ("DTV") in Q3/2008 and Q1/2009.

4. The Company reported income tax expense of Baht 113 million, compared to an income tax receivable of Baht 115 million in Q2/2008.

Thaicom Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and six-month periods ended
30 June 2009

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 June 2009, and the related statements of income for the three-month and six-month periods ended 30 June 2009 and 2008, and the related statements of changes in equity and cash flows for the six-month periods ended 30 June 2009 and 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 19 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 August 2009

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	30 June 2009 (Unaudited)	31 December 2008	30 June 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,216,546	1,173,335	619,396	620,544
Trade accounts receivable and accrued income	*4*	774,247	917,862	867,919	849,702
Amounts due from related parties	*3*	1,029	70,879	91,096	84,580
Short-term loans and advances to subsidiaries	*3*	-	-	175,208	168,805
Inventories		449,280	543,671	260,577	343,818
Prepaid insurance		25,848	139,262	24,321	136,388
Other current assets		334,177	218,068	112,551	118,014
Total current assets		**2,801,127**	**3,063,077**	**2,151,068**	**2,321,851**
Non-current assets					
Investments in subsidiaries, jointly-controlled entities and associate	*5*	385,881	380,791	813,501	795,789
Property and equipment	*6*	6,149,014	5,515,249	1,304,556	1,405,718
Property and equipment under operating agreements	*6*	16,288,666	17,069,060	16,288,666	17,069,060
Deferred charges	*6*	64,648	10,065	62,325	8,458
Intangible assets	*6*	1,250,164	1,281,314	1,064,906	1,087,059
Deferred tax assets		573,893	569,776	510,217	439,250
Other non-current assets		591,206	531,928	560,494	501,043
Total non-current assets		**25,303,472**	**25,358,183**	**20,604,665**	**21,306,377**
Total assets		**28,104,599**	**28,421,260**	**22,755,733**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 30 June 2009 and 31 December 2008

Liabilities and equity	Note	Consolidated financial statements 30 June 2009 (Unaudited)	Consolidated financial statements 31 December 2008	Separate financial statements 30 June 2009 (Unaudited)	Separate financial statements 31 December 2008
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	7	17,000	296,202	-	-
Trade accounts payable		441,191	517,060	260,212	300,080
Accounts payable - property and equipment		201,729	215,771	28,205	12,513
Amounts due to related parties	3	7,513	5,932	37,699	25,474
Current portion of long-term loans	7	2,054,403	1,292,422	1,681,665	1,134,913
Advance receipts from customers		419,424	193,765	247,432	42,851
Accrued operating agreement fee		604,211	559,545	511,022	474,985
Accrued expenses		146,467	242,902	92,093	160,923
Income tax payable		46,831	69,395	-	-
Other current liabilities		139,477	149,934	84,645	83,796
Total current liabilities		**4,078,246**	**3,542,928**	**2,942,973**	**2,235,535**
Non-current liabilities					
Long-term accounts payable - property and equipment		1,105,147	816,747	-	-
Long-term loans	7	6,658,933	7,721,405	5,549,248	6,868,278
Deferred tax liabilities		135,545	139,531	-	-
Other non-current liabilities		72,616	97,405	62,828	81,469
Total non-current liabilities		**7,972,241**	**8,775,088**	**5,612,076**	**6,949,747**
Total liabilities		**12,050,487**	**12,318,016**	**8,555,049**	**9,185,282**
Equity					
Share capital	8				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,479,688	5,479,688	5,479,688
Reserves					
Share premium		4,301,990	4,301,990	4,301,990	4,301,990
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,225	346,225	-	-
Currency translation changes		(126,035)	(101,248)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		5,596,468	5,618,015	4,005,153	4,247,415
Total equity attributable to equity holders of the Company		**16,012,189**	**16,058,523**	**14,200,684**	**14,442,946**
Minority interests		41,923	44,721	-	-
Total equity		**16,054,112**	**16,103,244**	**14,200,684**	**14,442,946**
Total liabilities and equity		**28,104,599**	**28,421,260**	**22,755,733**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the three-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	1,752,679	1,651,581	1,039,608	1,194,479
Other income	*3*	6,396	17,983	7,555	18,987
Net foreign exchange gain		363,813	-	304,644	-
Total revenues		**2,122,888**	**1,669,564**	**1,351,807**	**1,213,466**
Expenses					
Cost of sale of goods and rendering of services	*3*	1,297,932	1,122,376	892,301	1,089,292
Operating agreement fee		135,547	120,127	119,483	105,480
Selling expenses	*3*	59,457	63,562	21,206	40,652
Administrative expenses	*3*	253,093	193,523	152,258	130,831
Directors and management benefit expenses	*3*	8,362	27,392	8,227	27,261
Net foreign exchange loss		-	436,858	-	432,892
Total expenses		**1,754,391**	**1,963,838**	**1,193,475**	**1,826,408**
Profit (loss) before finance costs and income tax expense		**368,497**	**(294,274)**	**158,332**	**(612,942)**
Finance costs	*3*	(89,975)	(120,749)	(75,755)	(99,795)
Share of profits of associate		34,274	20,491	-	-
Profit (loss) before income tax expense		**312,796**	**(394,532)**	**82,577**	**(712,737)**
Income tax expense		(112,828)	114,527	(31,021)	195,313
Profit (loss) for the period		**199,968**	**(280,005)**	**51,556**	**(517,424)**
Attributable to:					
Equity holders of the Company		198,745	(281,902)	51,556	(517,424)
Minority interests		1,223	1,897	-	-
Profit (loss) for the period		**199,968**	**(280,005)**	**51,556**	**(517,424)**
Earnings (loss) per share (Baht)	*10*				
Basic		0.18	(0.26)	0.05	(0.47)
Diluted		0.18	(0.26)	0.05	(0.47)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	3,511,106	3,508,888	1,958,185	2,349,612
Dividend income	*5*	-	-	83,941	-
Other income	*3*	13,171	42,990	16,332	44,229
Net foreign exchange gain		253,654	53,873	177,776	38,964
Total revenues		**3,777,931**	**3,605,751**	**2,236,234**	**2,432,805**
Expenses					
Cost of sale of goods and rendering of services	*3*	2,687,251	2,564,641	1,743,321	2,163,505
Operating agreement fee		270,827	230,599	237,300	202,054
Selling expenses	*3*	105,718	114,258	39,918	70,830
Administrative expenses	*3*	548,779	458,128	339,544	283,018
Directors and management benefit expenses	*3*	21,127	55,074	20,855	54,815
Total expenses		**3,633,702**	**3,422,700**	**2,380,938**	**2,774,222**
Profit (loss) before finance costs and income tax expense		**144,229**	**183,051**	**(144,704)**	**(341,417)**
Finance costs	*3*	(196,571)	(268,685)	(168,525)	(225,546)
Share of profits of associate	*5*	60,112	47,182	-	-
Profit (loss) before income tax expense		**7,770**	**(38,452)**	**(313,229)**	**(566,963)**
Income tax expense		(31,044)	38,013	70,967	144,910
Loss for the period		**(23,274)**	**(439)**	**(242,262)**	**(422,053)**
Attributable to:					
Equity holders of the Company		(21,547)	(1,137)	(242,262)	(422,053)
Minority interests		(1,727)	698	-	-
Loss for the period		**(23,274)**	**(439)**	**(242,262)**	**(422,053)**
Earnings loss per share (Baht)	*10*				
Basic		(0.02)	(0.00)	(0.22)	(0.39)
Diluted		(0.02)	(0.00)	(0.22)	(0.39)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in Equity

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

		Consolidated financial statements								
		Equity holders of the Company								
						Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Unrealised cumulative gain on dilution of investment in a subsidiary and an associate	Currency translation difference	Legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)								
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**346,225**	**(207,204)**	**413,853**	**6,331,202**	**16,642,404**	**41,769**	**16,684,173**
Issue of share capital	*8*	18,594	4,756	-	-	-	-	23,350	-	23,350
Translation gain (loss) relating to financial statements of foreign operations		-	-	-	109,897	-	-	109,897	(325)	109,572
Profit (loss) for the period		-	-	-	-	-	(1,137)	(1,137)	698	(439)
Balance at 30 June 2008		**5,479,688**	**4,301,990**	**346,225**	**(97,307)**	**413,853**	**6,330,065**	**16,774,514**	**42,142**	**16,816,656**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**346,225**	**(101,248)**	**413,853**	**5,618,015**	**16,058,523**	**44,721**	**16,103,244**
Translation loss relating to financial statements of foreign operations		-	-	-	(24,787)	-	-	(24,787)	(1,071)	(25,858)
Loss for the period		-	-	-	-	-	(21,547)	(21,547)	(1,727)	(23,274)
Balance at 30 June 2009		**5,479,688**	**4,301,990**	**346,225**	**(126,035)**	**413,853**	**5,596,468**	**16,012,189**	**41,923**	**16,054,112**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in Equity

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

				Separate financial statements		
				Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holder of the Company
				(in thousand Baht)		
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	*8*	18,594	4,756	-	-	23,350
Loss for the period		-	-	-	(422,053)	(422,053)
Balance at 30 June 2008		**5,479,688**	**4,301,990**	**413,853**	**5,266,199**	**15,461,730**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**413,853**	**4,247,415**	**14,442,946**
Loss for the period		-	-	-	(242,262)	(242,262)
Balance at 30 June 2009		**5,479,688**	**4,301,990**	**413,853**	**4,005,153**	**14,200,684**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries
Statements of cash flows
For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from operating activities					
Loss for the period		(21,547)	(1,137)	(242,262)	(422,053)
Adjustments for					
Allowance for doubtful accounts	*4*	10,322	17,865	6,613	-
Depreciation of property and equipment	*6*	556,413	333,033	185,116	172,726
Amortisation of property and equipment under operating agreements	*6*	780,648	851,488	780,648	851,488
Amortisation of deferred charges	*6*	5,032	1,657	4,649	1,080
Amortisation of intangible assets	*6*	57,065	51,735	50,414	49,999
Amortisation of borrowing costs	*7*	54,278	54,429	54,278	54,429
Dividend income	*5*	-	-	(83,941)	-
Interest income		(8,407)	(38,909)	(8,623)	(35,961)
Interest expense		162,308	237,150	137,196	196,237
Unrealised gain on exchange rate		(116,684)	(38,639)	(205,613)	(57,656)
Realised (gain) loss on exchange rate		(11,337)	-	7,319	-
(Profit) loss on minority interests		1,727	698	-	-
Provision for obsolete stock		3,026	3,417	1,589	2,762
(Gain) loss on disposal of property and equipment		(944)	4,643	(701)	(791)
Write-off property and equipment	*6*	1,512	-	258	-
Write-off deferred charges	*6*	7,884	-	7,884	-
Share of profit of associate	*5*	(60,112)	(47,182)	-	-
Income tax expense		31,044	(38,013)	(70,967)	(144,910)
		1,452,228	1,392,235	623,857	667,350
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		136,774	(85,980)	(24,831)	(169,855)
Amounts due from related parties		2,323	(186,255)	77,424	23,227
Inventories		68,587	49,381	58,935	130,420
Prepaid insurance		113,415	124,951	112,067	124,548
Other current assets		(79,760)	(33,719)	35,189	(76,541)
Other non-current assets		(59,686)	60,140	(59,859)	32,149
Trade accounts payable		(75,869)	11,354	(39,868)	8,435
Amounts due to related parties		1,581	(5,619)	12,225	(9,791)
Advance receipts from customers		222,967	198,009	204,582	188,518
Accrued operating agreement fee		44,665	7,785	36,037	(1,002)
Accrued expenses		(78,430)	(38,796)	(52,452)	(36,128)
Other current liabilities		(7,764)	(52,244)	851	(47,383)
Other non-current liabilities		(24,787)	99,656	(18,641)	(811)
Interest received		8,678	78,150	15,516	75,169
Interest paid		(180,144)	(264,199)	(153,403)	(215,962)
Income taxes paid		(144,261)	(73,490)	(36,663)	(41,794)
Net cash provided by operating activities		**1,400,517**	**1,281,359**	**790,966**	**650,549**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of cash flows

For the six-month periods ended 30 June 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from investing activities					
Short-term loans and advances to subsidiaries and associated		-	-	(7,609)	40,764
Payments for investment in subsidiaries		-	-	(17,712)	-
Income taxes paid from gain on sale of investment		-	(1,289,998)	-	(1,289,998)
Payments for property and equipment		(655,628)	(229,366)	(91,611)	(72,235)
Payments for property and equipment under operating agreements		(130)	-	(130)	-
Payments for deferred charges		(40,339)	(235)	(39,239)	-
Payments for intangible assets		(11,914)	(26,796)	(11,450)	(24,256)
Dividends received from associate		122,548	50,020	-	-
Proceeds from sales of property and equipment		2,808	982	2,412	982
Net cash used in investing activities		**(582,655)**	**(1,495,393)**	**(165,339)**	**(1,344,743)**
Cash flows from financing activities					
Proceeds from issue of shares		-	23,349	-	23,349
Proceeds from short-term borrowings	7	17,000	130,261	-	-
Proceeds from finance leases	7	717	-	717	-
Proceeds from long-term borrowings, net of financial expenses	7	292,268	70,796	-	2,389
Repayments of short-term borrowings	7	(293,961)	(59,496)	-	-
Repayments of long-term borrowings	7	(793,010)	(634,851)	(629,827)	(313,293)
Net cash used in financing activities		**(776,986)**	**(469,941)**	**(629,110)**	**(287,555)**
Net increase (decrease) in cash and cash equivalents		**40,876**	**(683,975)**	**(3,483)**	**(981,749)**
Cash and cash equivalents at beginning of period		1,173,335	2,428,509	620,544	2,087,157
Effects of exchange rate changes on balances held in foreign currencies		2,335	(14,520)	2,335	(14,520)
Cash and cash equivalents at end of period		**1,216,546**	**1,730,014**	**619,396**	**1,090,888**
Supplementary information for cash flows					
Income taxes paid		144,261	1,363,488	36,663	1,331,792
Non-cash transactions					
Acquisition of property and equipment by debt		687,078	534,646	8,832	15,355
Dividend income		-	-	83,941	-

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and six-month periods ended 30 June 2009 (Unaudited)

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associates
6	Capital expenditure and commitment
7	Interest-bearing liabilities
8	Share capital and warrants
9	Segment information
10	Earnings (loss) per share
11	Commitments with non-related parties
12	Contingent liabilities
13	Events after the balance sheet date
14	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 11 August 2009

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholders during the financial period was Shin Corporation Public Company Limited which is incorporated in Thailand, with 41.14% shareholding.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 30 June 2009 and 31 December 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2009	Ownership interest 31 December 2008
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipments	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.68

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 June 2009	Ownership interest 31 December 2008
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organising services related to conduct training, educational seminar and spread the various kind of knowledge	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTATR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and internet services	Cambodia	51	51
Jointly-controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

The Group has adopted the following revised Thai Accounting Standards (TAS), and Thai Financial Reporting Standards (TFRS) which were issued by the FAP during 2008 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets (formerly TAS 36)*
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)*

The adoption of these revised TAS and TFRS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and six-month periods ended 30 June 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2008: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 30 June 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	327,302	291,735
Associate	2,960	1,932	2,929	1,919
Jointly-controlled entities	3,670	14,941	1,468	21,825
Related parties under common control	16,286	14,092	13,463	12,592
Other income				
Subsidiaries	-	-	3,913	3,318
Jointly-controlled entities	210	865	429	1,351
Total	**23,126**	**31,830**	**349,504**	**332,740**
Purchases of goods and services				
Subsidiaries	-	-	3,799	-
Associate	3,792	5,681	3,366	4,838
Jointly-controlled entities	846	73	1,726	148
Related parties under common control	212	14	205	31
Other related party	3,874	3,766	3,874	3,766
Selling and administrative expenses				
Parent company	60	-	-	-
Subsidiaries	-	-	239	892
Associate	895	659	707	609
Jointly-controlled entities	-	1,719	-	3,508
Related parties under common control	4,281	4,818	3,717	4,598
Other related party	1,010	-	-	-
Directors and management benefit expenses	8,362	27,392	8,227	27,261
Finance costs				
Other related party	-	77	-	77
Total	**23,332**	**44,199**	**25,860**	**45,728**

Significant transactions for the six-month periods ended 30 June 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	519,952	530,249
Associate	5,383	2,375	5,343	2,347
Jointly-controlled entities	14,543	27,376	13,064	40,440
Related parties under common control	33,738	28,451	27,772	25,188
Other income				
Subsidiaries	-	-	7,955	6,553
Jointly-controlled entities	420	1,145	857	1,923
Total	**54,084**	**59,347**	**574,943**	**606,700**
Purchases of goods and services				
Subsidiaries	-	-	12,050	6,960
Associate	7,913	11,621	6,872	9,937
Jointly-controlled entities	2,077	78	4,238	159
Related parties under common control	589	843	582	794
Other related party	12,394	7,625	7,721	7,625
Selling and administrative expenses				
Parent company	82	-	-	-
Subsidiaries	-	-	295	1,025
Associate	1,816	3,416	1,331	3,334
Jointly-controlled entities	(592)	1,719	(1,236)	3,508
Related parties under common control	8,724	9,256	7,210	6,959
Other related party	2,031	-	-	-
Directors and management benefit expenses	21,127	55,074	20,855	54,815
Finance costs				
Other related party	-	125	-	125
Total	**56,161**	**89,757**	**59,918**	**95,241**

Balances as at 30 June 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in thousand Baht)		
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	287,637	206,606
Associate	1,155	3,665	645	3,636
Jointly-controlled entities	17,695	11,757	7,767	5,750
Related parties under common control	2,895	3,645	-	-
Total	**21,745**	**19,067**	**296,049**	**215,992**
Accrued income - related parties				
Subsidiaries	-	-	206,520	135,031
Associate	1,222	15,205	1,222	15,205
Jointly-controlled entities	89	2,303	122	3,187
Related parties under common control	4,741	2,280	15,987	-
Total	**6,052**	**19,788**	**223,851**	**153,423**
Total trade accounts receivable and accrued income from related parties	**27,797**	**38,855**	**519,900**	**369,415**
Amounts due from related parties				
Subsidiaries	-	-	5,225	79,023
Associate	7	68,601	7	1,074
Jointly-controlled entities	1,022	2,278	85,864	4,483
Total	**1,029**	**70,879**	**91,096**	**84,580**
Other current assets - related parties				
Subsidiaries	-	-	264	7,748
Related parties under common control	-	281	-	281
Total	-	**281**	**264**	**8,029**
Short-term loans and advances to subsidiaries				
Subsidiaries	-	-	175,208	168,805
Total	-	-	**175,208**	**168,805**

As at 30 June 2009, the short-term loan to a subsidiary bears interest at the rate of 3.90% per annum (*31 December 2008: 5.14 - 6.58% per annum*) and is repayable within three months.

Movements during the six-month periods ended 30 June 2009 and 2008 of short-term loans and advance to a subsidiary were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
As at 1 January	-	-	168,805	200,255
Increase	-	-	28,752	-
Decrease	-	-	(17,436)	(40,764)
Unrealised gain (loss) on exchange rate	-	-	(4,913)	2,535
As at 30 June	-	-	**175,208**	**162,026**

	Consolidated financial statements		**Separate financial statements**	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	20,508	10,165
Associate	20,187	25,234	19,447	17,574
Jointly-controlled entities	249	249	332	332
Related parties under common control	14,209	9,065	592	492
Other related party	2,431	4,306	2,431	4,306
Total	**37,076**	**38,854**	**43,310**	**32,869**
Amounts due to related parties				
Subsidiaries	-	-	27,008	18,812
Jointly-controlled entities	4,165	2,845	8,501	5,807
Related parties under common control	1,025	1,743	823	855
Other related party	2,323	1,344	1,367	-
Total	**7,513**	**5,932**	**37,699**	**25,474**
Advance receipts from customers - related parties				
Related parties under common control	8,159	27,345	8,156	27,345
Total	**8,159**	**27,345**	**8,156**	**27,345**
Accrued expenses - related parties				
Associate	39	26	39	26
Related parties under common control	726	691	577	515
Total	**765**	**717**	**616**	**541**
Other non current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), the parent company, issued warrants which are in registered form are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 30 June 2009, the details were as follows:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 27 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	Expired on 30 May 2009	
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in the statement of income.

Commitments with related parties

As at 30 June 2009, the Company had issued letters of comfort to the bankers for credit facility of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company and certain related party had entered into agreements with a related party, under which the related party was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company was committed to pay for services in respect of the agreements at approximately Baht 6.66 million per year *(31 December 2008: approximately Baht 7.32 million per year).*

b. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 12.95 million *(31 December 2008: approximately Baht 16.15 million).*

c. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway system perform in accordance to the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.76 million *(31 December 2008: approximately USD 0.88 million).*

d. The Company and subsidiary had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR user terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

e. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 55.16 million *(31 December 2008: approximately USD 66.08 million).* The service fees of some contracts vary to the actual used or number of installed user terminal at the rate stated in the contract.

4 Trade accounts receivable and accrued income

		Consolidated financial statements		Separate financial statements	
	Note	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*3*	21,745	19,067	296,049	215,992
Other parties		1,208,789	1,353,115	637,216	780,251
Total		**1,230,534**	**1,372,182**	**933,265**	**996,243**
Accrued income					
Related parties	*3*	6,052	19,788	223,851	153,423
Other parties		110,203	100,827	105,028	96,882
Total		**116,255**	**120,615**	**328,879**	**250,305**
Total trade accounts receivable and accrued income		**1,346,789**	**1,492,797**	**1,262,144**	**1,246,548**
Less Allowance for doubtful accounts		(572,542)	(574,935)	(394,225)	(396,846)
Net		**774,247**	**917,862**	**867,919**	**849,702**

	2009	2008	2009	2008
	(in thousand Baht)			
Bad and doubtful debts expenses for the six-month periods ended 30 June	**10,322**	**17,865**	**6,613**	-

Aging analysis for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in thousand Baht)			
Within credit terms	287,065	354,467	254,143	210,892
Overdue:				
Less than 3 months	199,547	174,509	160,452	231,437
3 - 6 months	161,309	191,821	74,970	79,828
6 - 12 months	38,138	94,176	48,097	80,549
over 12 months	544,475	557,209	395,603	393,537
Total	**1,230,534**	**1,372,182**	**933,265**	**996,243**
Less allowance for doubtful accounts	(572,542)	(574,935)	(394,225)	(396,846)
Net	**657,992**	**797,247**	**539,040**	**599,397**

The normal credit term for general customers were granted by the Group ranging 30 - 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
At 1 January	380,791	676,232	795,789	882,059
Share of net profits of investments in associate - equity method	60,112	47,182	-	-
Acquisitions	-	-	17,712	1,085
Capital reduction	-	(187,575)	-	-
Dividend income	(55,022)	(107,543)	-	-
At 30 June	**385,881**	**428,296**	**813,501**	**883,144**

Investments in subsidiaries, jointly-controlled entities and associate as at 30 June 2009 and 31 December 2008, and dividend income from those investments for the six-month periods ended 30 June 2009 and 2008 were as follows:

Consolidated financial statements

	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for six months ended	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	30 June 2008
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	43.48	43.48	157.35	157.35	1,481.52	1,481.52	385.88	380.79	-	-	385.88	380.79	55.02	107.54
Total			**157.35**	**157.35**	**1,481.52**	**1,481.52**	**385.88**	**380.79**	**-**	**-**	**385.88**	**380.79**	**55.02**	**107.54**

	Separate financial statements													
	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for six months ended	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	30 June 2008
					(in million Baht)							
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.68	USD 2.00 million	USD 2.00 million	136.23	136.23	-	-	136.23	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodian DTV Network Company Limited	100.00	100.00	USD 600,000	USD 100,000	21.05	3.34	-	-	21.05	3.34	-	-
Jointly-controlled entity												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	83.94	-
Total					**813.50**	**795.79**	-	-	**813.50**	**795.79**	**83.94**	-

Significant movements in investments in subsidiaries, jointly controlled entities and an associate for the six-month period ended 30 June 2009 were as follows:

Associate

a) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 8 April 2009, the shareholders approved the appropriation of dividend payment for the last seven-month operation of 2008 of the Company of Baht 0.22 per share, amounting to Baht 127 million. The dividend was paid on 6 May 2009.

Jointly-controlled entities

b) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

c) Additional share capital of Mfone Company Limited

On 8 January 2009, Mfone Company Limited ("Mfone") registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

d) Dividend payment of Shenington

On 3 March 2009, the Board of Directors of Shenington Investments Pte Limited passed the circulation of resolution to approve the appropriation of interim dividends of SGD 0.4844 per share, amounting to SGD 7.1 million in respect of the Company's operation in 2008.

e) Increase of share capital of Cambodian DTV Network Company Limited

On 10 April 2009, Cambodian DTV Network Company Limited ("CDN") registered additional capital with the Ministry of Commerce of Cambodia for Cambodian Riel 2,000 million (USD 500,000) from registered share capital Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100) to be registered share capital of Cambodian Riel 2,400 million (USD 600,000), divided into 1,000 shares of Cambodian Riel 2,400,000 each (USD 600).

f) Additional share capital of IPSTAR New Zealand Company Limited

In June 2009, at the board of directors' meeting and the extraordinary shareholders meeting of IPSTAR New Zealand Company Limited passed the resolution to approve the increase of share capital of USD 4 million (approximately NZD 6.12 million) from registered share capital NZD 2.5 million. It is during the process of registration for such share capital increase with Ministry of Commerce of New Zealand.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible assets
		(in thousand Baht)		
Transactions during the six-month period ended 30 June 2009				
Opening net book value	5,515,249	17,069,060	10,065	1,281,313
Additions	1,270,084	140	40,338	29,102
Disposal, net	(1,864)	-	-	-
Write-offs, net	(1,512)	-	(7,884)	-
Transfers, net	(4,498)	114	27,161	-
Depreciation / amortisation charges	(556,413)	(780,648)	(5,032)	(57,065)
Foreign currency translation adjustments	(72,032)	-	-	(3,186)
Closing net book value	6,149,014	16,288,666	64,648	1,250,164
As at 30 June 2009				
Cost	10,260,352	26,567,213	101,612	1,644,963
Less accumulated depreciation / amortisation	(4,082,746)	(10,278,547)	(36,964)	(394,799)
Less accumulated impairment loss	(28,592)	-	-	-
Net book value	6,149,014	16,288,666	64,648	1,250,164

Effective from 1 January 2009, Mfone Company Limited ("Mfone") has revised its accounting estimate on the useful lives of network assets from 15 years to 5 - 10 years. The change results in an increase in depreciation for the six-month period ended 30 June 2009 in the consolidated financial statements in the amount of Baht 119 million.

As at 30 June 2009, property and equipment includes property and equipment under agreements of operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 3,180 million *(31 December 2008: Baht 1,409 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements of operation, on 4 March 2028 (Note 11 b).

	Separate financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible Assets
	(in thousand Baht)			
Transactions during the six-month period ended 30 June 2009				
Opening net book value	1,405,718	17,069,060	8,458	1,087,059
Additions	90,482	140	39,239	28,261
Disposal, net	(1,712)	-	-	-
Write-offs, net	(258)	-	(7,884)	-
Transfers, net	(4,558)	114	27,161	-
Depreciation / amortisation charges	(185,116)	(780,648)	(4,649)	(50,414)
Closing net book value	1,304,556	16,288,666	62,325	1,064,906
As at 30 June 2009				
Cost	3,604,293	26,567,212	66,400	1,424,217
Less accumulated depreciation / amortisation	(2,299,737)	(10,278,546)	(4,075)	(359,311)
Net book value	1,304,556	16,288,666	62,325	1,064,906

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	30 June 2009	31 December 2008	30 June 2009	31 December 2008
		(in thousand)			
IPSTAR Project	USD	513	693	513	693
	AUD	287	324	-	-
Telephone network	USD	14,531	15,393	-	-
Total	USD	15,044	16,086	513	693
	AUD	287	324	-	-
Total equivalent to Thai Baht		**522,062**	**572,227**	**17,542**	**24,315**

7 Interest-bearing liabilities

	Consolidated financial statements		**Separate financial statements**	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	17,000	296,202	-	-
Total short-term borrowings	17,000	296,202	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,799,225	1,219,222	1,679,351	1,132,464
Loans from others	255,178	73,200	2,314	2,449
Total current portion of long-term borrowings	2,054,403	1,292,422	1,681,665	1,134,913
Non-current				
Long-term borrowings				
Loans from financial institutions	6,289,498	7,426,485	5,543,758	6,862,091
Loans from others	369,435	294,920	5,490	6,187
Total long-term borrowings	6,658,933	7,721,405	5,549,248	6,868,278
Total borrowings	**8,730,336**	**9,310,029**	**7,230,913**	**8,003,191**

The movements in the borrowings are as follows:

	Consolidated financial statements	**Separate financial statements**
	(in thousand Baht)	
For the six-month period ended 30 June 2009		
Opening net book value	9,310,029	8,003,191
Proceeds from short-term borrowings	17,000	-
Proceeds from finance leases	717	717
Proceeds from long-term borrowings, net of finance costs	292,268	-
Repayment of short-term borrowings	(293,961)	-
Repayments of long-term borrowings	(793,010)	(629,827)
Amortisation of finance costs	54,278	54,278
Increase from change in status from accounts payable - property and equipment	357,295	-
Realised (gain) loss on exchange rate	(11,337)	7,319
Unrealised gain on exchange rate	(202,943)	(204,765)
Closing net book value	8,730,336	7,230,913

Credit facilities

As at 30 June 2009, available credit facilities for loans from local and oversea banks are Baht 1,379.36 million and USD 19 million (*31 December 2008: Baht 1,344.8 million and USD 22.5 million*).

8 Share capital and warrants

	Par value per share (Baht)	2009 Number	2009 Amount	2008 Number	2008 Amount
		(thousand shares / thousand Baht)			
Authorised capital					
At 30 June					
ordinary shares	*5*	**1,132,082**	**5,660,412**	**1,132,082**	**5,660,412**
Issued and paid up					
At 1 January					
ordinary shares	*5*	1,095,938	5,479,688	1,092,219	5,461,094
Issue of new shares	*5*	-	-	3,719	18,594
At 30 June					
ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,095,938**	**5,479,688**

Warrants

As at 30 June 2009, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form, are non-transferable and have no offering price. The terms of the warrants do not exceed five years. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 27 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	Expired on 31 May 2009	
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the six-month period ended 30 June 2009 are as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant III					
Directors	1,754	-	-	(1,754)	-
Employees	4,140	-	-	(4,140)	-
Total	**5,894**	-	-	**(5,894)**	-
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	-	-	-	**7,562**

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	-	-	-	**10,033**
Grand Total	**23,489**	-	-	**(5,894)**	**17,595**

9 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments / geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2009 and 2008 were as follows:

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2009	2008	2009	2008
	(in thousand Baht)			
Segment revenue				
Satellite business services	1,086,416	1,066,497	2,180,098	2,436,219
Internet services	118,498	153,480	207,108	237,400
Telephone network	559,055	455,438	1,150,947	878,434
Share of profit from associate	34,274	20,491	60,112	47,182
Eliminations	(11,290)	(23,834)	(27,047)	(43,165)
Total	**1,786,953**	**1,672,072**	**3,571,218**	**3,556,070**
Segment results				
Satellite business services	(132,304)	(48,778)	(352,753)	(232,027)
Internet services	37,407	35,225	57,587	62,677
Telephone network	149,919	196,286	301,913	360,782
Other segments	(20,511)	(8,851)	(64,318)	(27,711)
Eliminations	(1,949)	(28,790)	(4,913)	(30,351)
Total	**32,562**	**145,092**	**(62,484)**	**133,370**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month and six-month periods ended 30 June 2009 and 2008 were as follows:

	Three-month periods ended 30 June		Six-month periods ended 30 June	
	2009	2008	2009	2008
	(in thousand Baht)			
Segment revenue				
Thailand	606,294	745,693	1,190,375	1,488,185
Cambodia	419,211	370,735	872,382	663,495
Lao PDR	181,180	164,562	381,604	356,495
Australia	372,783	162,285	687,446	597,704
Others	207,485	228,797	439,411	450,191
Total	**1,786,953**	**1,672,072**	**3,571,218**	**3,556,070**
Segment results				
Thailand	(133,375)	(279,632)	(286,539)	(497,526)
Cambodia	83,672	182,184	185,268	286,334
Lao PDR	45,461	42,647	102,926	101,233
Australia	189,892	96,765	180,024	192,355
Others	(153,088)	103,128	(244,163)	50,974
Total	**32,562**	**145,092**	**(62,484)**	**133,370**

10 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month and six-month periods ended 30 June 2009 and 2008 was based on the net profit (loss) attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during each period as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	198,745	(281,902)	51,556	(517,424)
Net profit (loss) attributable to equity holders of the Company (basic)	**198,745**	**(281,902)**	**51,556**	**(517,424)**
Number of ordinary shares outstanding at 1 April	1,095,938	1,092,453	1,095,938	1,092,453
Effect of shares issued during the period	-	2,333	-	2,333
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,094,786**	**1,095,938**	**1,094,786**
Profit (loss) per share (basic) *(in Baht)*	**0.18**	**(0.26)**	**0.05**	**(0.47)**

	Consolidated financial statements		**Separate financial statements**	
Six-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Loss for the period	(21,547)	(1,137)	(242,262)	(422,053)
Net loss attributable to equity holders of the Company (basic)	**(21,547)**	**(1,137)**	**(242,262)**	**(422,053)**
Number of ordinary shares outstanding at 1 January	1,095,938	1,092,219	1,095,938	1,092,219
Effect of shares issued during the period	-	1,319	-	1,319
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,093,538**	**1,095,938**	**1,093,538**
Loss per share (basic) *(in Baht)*	**(0.02)**	**(0.00)**	**(0.22)**	**(0.39)**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month and six-month periods ended 30 June 2009 and 2008 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		Separate financial statements	
Three-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Net profit (loss) attributable to equity holders of the Company (diluted)	**198,745**	**(281,902)**	**51,556**	**(517,424)**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,094,786	1,095,938	1,094,786
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,094,786**	**1,095,938**	**1,094,786**
Profit (loss) per share (diluted)*(in Baht)*	**0.18**	**(0.26)**	**0.05**	**(0.47)**

	Consolidated financial statements		Separate financial statements	
Six-month periods ended 30 June	2009	2008	2009	2008
	(in thousand Baht/thousand shares)			
Net loss attributable to equity holders of the Company (diluted)	**(21,547)**	**(1,137)**	**(242,262)**	**(422,053)**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,093,538	1,095,938	1,093,538
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,093,538**	**1,095,938**	**1,093,538**
Loss per share (diluted) *(in Baht)*	**(0.02)**	**(0.00)**	**(0.22)**	**(0.39)**

11 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 30 June 2009, the remaining minimum fee is Baht 892 million. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 6).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a jointly-controlled entities of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2009, LTC has remaining additional investment of approximately USD 139.66 million *(31 December 2008: USD 149 million)*.

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Satellite Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, a company's subsidiary and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2008	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2008	1 year
Telecom Operation License Type I	11 October 2008	1 year
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Capital commitment

At 30 June 2009, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 14.53 million (approximately Baht 496.52 million) *(31 December 2008: USD 15.4 million; approximately Baht 540 million).*

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2009, the remaining share option was 0.63 million shares *(31 December 2008: 0.63 million shares)*.

h) Operating lease commitments

As at 30 June 2009 and 31 December 2008, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		**Separate financial statements**	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008
	Currency	*(in thousand)*			
Within one year	THB	20,510	95,818	20,510	95,818
	USD	5,856	6,542	4,338	5,048
	KIP	-	14,043	-	-
Total equivalent Baht		220,589	325,400	168,744	272,927
After one year but within five years	THB	27,761	26,206	27,761	26,206
	USD	15,496	10,986	9,455	5,561
	KIP	9,204	44,557	-	-
Total equivalent Baht		557,278	411,789	350,839	221,302
After five years	THB	21,409	29,499	21,409	29,499
	USD	4,693	3,709	-	-
	KIP	748,335	198,747	-	-
Total equivalent Baht		184,762	160,432	21,409	29,499
Grand total equivalent Baht		**962,629**	**897,621**	**540,992**	**523,728**

12 Contingent liabilities

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated financial statements		**Separate financial statements**	
		30 June 2009	31 December 2008	30 June 2009	31 December 2008
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	106,000	80,000	106,000	80,000
IPSTAR equipment sales	THB	5,445	27,482	5,396	27,482
Satellite space leasing by customers	USD	296	281	296	281
	THB	488,772	487,000	488,414	487,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	45,808	43,584	45,808	43,584
Letters of credit	USD	250	-	-	-
Others	THB	3,730	3,322	3,322	3,322

b) Assessment for income tax in India

The Tax Authority in India ('the said Authority), has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. As the Company consideration Transponder Services are the business income, however, the Company does not have permanent establishment in India, then the service incomes are not subject to Indian income tax. The Company did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs. 612.1 million (approximately Baht 404 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 61 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 215 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 55 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 15 million).

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 322 million). The Company had also deposited Rs. 405.3 million (approximately Baht 268 million). In February 2009, the Company paid additional deposit Rs. 22.6 million (approximately Baht 15 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 283 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 145 million), payable to the said Authority.

Up to the date in the Audit Report, the Company is awaited for the decision from the Appellate Authority (ies) of India.

If the Company receives favorable Order from the Appellate Authority (ies) of India, the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if the Company can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, out of the total tax liability demanded by ITA of Rs. 1,135.5 million (approximately Baht 750 million) which will be charged as expense immediately, the Company will be requested to make payment for the balance amount of Rs. 219.6 million (approximately Baht 145 million) as stated above with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority decides that the income from TPS is a royalty but the Company did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority may decide to set aside the penalty imposed by the Authority on the Company.

13 Events after the balance sheet date

On 11 August 2009, the Board of Directors' meeting of CSL passed a resolution to approve the interim dividends of Baht 0.14 per share, totaling amount of Baht 81.62 million.

14 Reclassification of accounts

Certain accounts in the statement of income for the three-month and six-month period ended 30 June 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
	(in thousand Baht)					
Statement of income						
Three-month period ended 30 June						
Selling and administrative expenses	298,877	(298,877)	-	211,761	(211,761)	-
Selling expenses	-	63,562	63,562	-	40,652	40,652
Administrative expenses	-	193,523	193,523	-	130,831	130,831
Directors and management benefit expenses	1,499	25,893	27,392	1,368	25,893	27,261
Finance costs	-	120,749	120,749	-	99,795	99,795
Interest expenses	104,850	(104,850)	-	85,410	(85,410)	-
		-			-	
Six-month period ended 30 June						
Selling and administrative expenses	655,463	(655,463)	-	434,699	(434,699)	-
Selling expenses	-	114,258	114,258	-	70,830	70,830
Administrative expenses	-	458,128	458,128	-	283,018	283,018
Directors and management benefit expenses	3,532	51,542	55,074	3,273	51,542	54,815
Finance costs	-	268,685	268,685	-	225,546	225,546
Interest expenses	237,150	(237,150)	-	196,237	(196,237)	-
		-			-	

The reclassifications have been made to comply with the classification set out in the Pronouncement of the Department of Business Development *Re: Determination of items in the financial statements B.E. 2552* dated 30 January 2009.

I. Overview

Thaicom Plc ("the Company")'s consolidated revenue from sale of goods and rendering of services for Q2/2009 was Baht 1,753 million, up Baht 101 million or 6.1% from Q2/2008 due to increases in revenue from the satellite and telephone businesses. Compared to the previous quarter, despite a slight decrease in revenue for Q2/2009, its operating loss was decreased by 99.2% due to significantly lower cost and SG&A expenses.

Gain on exchange of Baht 364 million for Q2/2009 led to a net profit of Baht 199 million, whereas a loss on exchange of Baht 437 million for Q2/2008 resulted in a net loss of 282 million.

In August 2009, CSL announced it would pay a dividend of Baht 0.14 per share for the performance of the first six months of 2009; thus, the Company will receive a dividend of Baht 35 million, in line with its 39.9% ownership.

II. Business Summary

Transponder leasing and related business

Under the Australian Broadband Guarantee (ABG), IPSTAR service providers have been successfully deploying IPSTAR broadband satellite services to the retail market with end-user packages at metro comparable prices starting at only $29.95/month. IPSTAR Australia Pty Ltd. ("IPA") also offers an open access policy to any service provider who would like to access the THAICOM-4 satellite capacity and use it with their ground system of choice to deliver Australian rural broadband requirements.

In June 2009, the Company has officially inaugurated its fifteenth IPSTAR Gateway located in Jakarta, Indonesia. IPSTAR services in Indonesia will target government projects such as for Universal Service Obligation (USO) initiatives for voice and data, mobile backhaul solutions, and broadband access for corporate, SMEs and consumers.

Telephone business

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of Q2/2009, Lao Telecommunications Co., Ltd. ("LTC") and Mfone Company Limited" ("Mfone")'s total subscribers were 1,104,421 and 950,264, increased by 29.1% and 65.6% respectively from 855,371 and 573,735 at the end of Q2/2008.

Internet and media business

In 2008, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets provided thus far by DTV as of the end of Q2/2009 was 440,744.

In July 2009, Cambodian DTV Network Limited ("CDN"), the Company's subsidiary, launched two new facilities including DECHO DTV Showroom & Service Centre and DECHO DTV Teleport Centre in order to facilitate DTV services and delivery the highest quality DECHO DTV broadcasting services to viewers across Cambodia.

CS LoxInfo Plc ("CSL")'s reported net profit rose by 56.0% from Q2/2008 mainly due to an increase in revenue from mobile content services as it could capture more customers resulting from effective management of marketing. With economic deceleration, revenue from leased line services in this quarter was slightly increased by 1.9% as compared to Q2/2008.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount			Change		Amount		Change
	Q2/09	Q1/09	Q2/08	QoQ (%)	YoY (%)	1H/09	1H/08	YoY (%)
Revenue from sale of goods and rendering of services	1,753	1,758	1,652	-0.3%	6.1%	3,511	3,509	0.1%
Share of profits of associate	34	26	20	30.8%	70.0%	60	47	27.7%
Cost of sale of goods and rendering of services	1,433	1,525	1,243	-6.0%	15.3%	2,958	2,796	5.8%
SG&A expenses	321	355	284	-9.6%	13.0%	676	627	7.8%
EBIT*	(1)	(122)	125	99.2%	n.m.	(123)	86	n.m.
EBITDA**	684	647	775	5.7%	-11.7%	1,330	1,378	-3.5%
Net profit	199	(220)	(282)	n.m.	n.m.	(22)	(1)	-2100.0%
EPS (Baht)	0.18	(0.20)	(0.26)	n.m.	n.m.	(0.02)	(0.00)	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated revenue from sale of goods and rendering of services in Q2/2009 was Baht 1,753 million, an increase of Baht 101 million or 6.1% compared to Baht 1,652 million in Q2/2008 due to increases in revenue from the telephone business and revenue from the satellite business offset by a decrease in revenue from the Internet access and media business. Compared with Baht 1,758 million for Q1/2009, the revenue for Q2/2009 was slightly declined by Baht 5 million or 0.3%. This was because of decreases in revenue from the telephone and satellite businesses, offset by a rise in revenue from the Internet access and media business.

Consolidated revenue from sale of goods and rendering of services for 1H/2009 was Baht 3,511 million, a rise of Baht 2 million or 0.1% rise from Baht 3,509 million in 1H/2008 due to an increase in revenue from the telephone business, offset by decreases in revenue from the satellite business and the Internet access and media business.

Revenue from sale of goods and rendering of services	Q2/09	Q1/09	Q2/08	%QoQ	%YoY	1H/09	1H/08	%YoY
Satellite and related services	1,075	1,081	1,033	-0.6%	4.1%	2,156	2,392	-9.9%
Telephone services	560	591	455	-5.2%	23.1%	1,151	878	31.1%
Internet and media services	118	86	164	37.2%	-28.0%	204	239	-14.6%
Total	**1,753**	**1,758**	**1,652**	**-0.3%**	**6.1%**	**3,511**	**3,509**	**0.1%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q2/2009 was Baht 1,075 million, an increase of Baht 42 million or 4.1% compared to Baht 1,033 million in the same period last year but a decrease of Baht 6 million or 0.6% over Baht 1,081 million in Q1/2009. However, revenue from satellite business for 1H/2008 dropped by 9.9% from the same period last year.

Satellite and related services	Q2/09	Q1/09	Q2/08	%QoQ	%YoY	1H/09	1H/08	%YoY
Thaicom 1A, 2, 5 and related services	565	588	572	-3.9%	-1.2%	1,153	1,128	2.2%
IPSTAR services	510	493	461	3.4%	10.6%	1,003	1,264	-20.6%
Sales	*229*	*223*	*234*	*2.7%*	*-2.1%*	*452*	*832*	*-45.7%*
Services	*281*	*270*	*227*	*4.1%*	*23.8%*	*551*	*432*	*27.5%*
Total	**1,075**	**1,081**	**1,033**	**-0.6%**	**4.1%**	**2,156**	**2,392**	**-9.9%**

- Revenue from the Thaicom conventional satellite business for Q2/2009 was Baht 565 million, a decrease of Baht 7 million or 1.2% from Baht 572 million in Q2/2008 mainly due to revenue from Engineering Consultancy service in Q2/2008. Compared to Baht 588 million in Q1/2009, the revenue dropped by Baht 23 million or 3.9% because of some expired contracts with customers and the appreciation of Baht against USD.

  However, new contracts with customers in 1H/2009 led to an increase in revenue from the Thaicom conventional satellite business of Baht 25 million or 2.2%, as compared to Baht 1,128 million in 1H/2008.

IPSTAR service revenue from bandwidth usage rose by 23.8% YoY.

- IPSTAR service revenue was Baht 510 million in Q2/2009, up by Baht 49 million or 10.6% from Baht 461 million in Q2/2008 because of an increase in IPSTAR service revenue following increased bandwidth usage mainly in Australia, Indonesia, Cambodia, Vietnam and New Zealand. Despite a growth of UT sales volume largely from Australia, UT sales revenue dropped by Baht 5 million or 2.1% due to appreciation of Baht against AUD in this quarter.

  Compared to the previous quarter, the revenue was increased by Baht 17 million or 3.4% due to higher bandwidth usage mainly in Australia and Cambodia, and a slight increase in UT sales revenue despite a drop in the UT sales volume mainly from Australia. The depreciation of Baht against AUD resulted in the sales revenue increase.

Telephone services

Q2/09 revenue from telephone service rose by 23.1% YoY.

The Company's revenue from the telephone service business in Q2/2009 was Baht 560 million, an increase of Baht 105 million, or 23.1% compared to Baht 455 million in Q2/2008 due to growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q2/2009, LTC and Mfone had 1,104,421 and 950,264 subscribers, increases of 29.1% and 65.6% from 855,371 and 573,735 subscribers at the end of Q2/2008 respectively.

Compared to the previous quarter, the revenue was dropped by Baht 31 million or 5.2% due to lower usage per subscriber. However, LTC and Mfone had increases of 6.8% and 2.7% from 1,033,839 and 925,002 subscribers at the end of Q1/2009 respectively.

Internet and media services

Revenue from the Internet access and media business in Q2/2009 was Baht 118 million, a decrease of Baht 46 million or 28.0% from Baht 164 million in Q2/2008. This was mainly caused by a DTV sales decrease. Compared to Baht 86 million in Q1/2009, revenue was increased by Baht 32 million or 37.2%, due to a DTV sales increase. As at the end of Q2/2009, accumulated DTV sales volume was 440,744 sets, up 215,981 sets from the end of Q2/2008.

Cost of sales and service

The Company reported total cost for Q2/2009 of Baht 1,433 million, an increase of Baht 190 million or 15.3% compared to Baht 1,243 million in Q2/2008, due to increases in cost of sales and services from the satellite business and the telephone business offset by a decrease in cost from the Internet and media business. Compared with Baht 1,525 million for Q1/2009, total cost was decreased by Baht 92 million or 6.0% due to decreases in cost from the satellite business and the telephone business offset by an increase in cost from the Internet and media business.

Total cost for 1H/2009 was Baht 2,958 million, a rise of Baht 162 million or 5.8% from Baht 2,796 million in the same period last year because of an increase in cost of the telephone business offset by decreases in cost of sales and services from the satellite business and the Internet and media business. The cost accounted for 84.2% of sales and service income in 1H/2009, going up from 79.7% in 1H/2008.

Cost of sale of goods and rendering of services	Q2/09	Q1/09	Q2/08	%QoQ	%YoY	1H/09	1H/08	%YoY
Satellite and related services	1,002	1,067	899	-6.1%	11.5%	2,069	2,187	-5.4%
Telephone services	346	391	207	-11.5%	67.1%	737	411	79.3%
Internet and media services	85	67	137	26.9%	-38.0%	152	198	-23.2%
Total	**1,433**	**1,525**	**1,243**	**-6.0%**	**15.3%**	**2,958**	**2,796**	**5.8%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q2/2009 was Baht 1,002 million, an increase of Baht 103 million or 11.5% from Baht 899 million in the same period last year but a decrease of Baht 65 million or 6.1% from Baht 1,067 million in Q1/2009. Cost associated with transponder leasing and related services in 1H/2009 decreased by 5.4% from the same period of last year.

Satellite and related services	Q2/09	Q1/09	Q2/08	%QoQ	%YoY	1H/09	1H/08	%YoY
Thaicom 1A, 2, 5 and related services	298	319	318	-6.6%	-6.3%	617	625	-1.3%
IPSTAR services	704	748	581	-5.9%	21.2%	1,452	1,562	-7.0%
Total	**1,002**	**1,067**	**899**	**-6.1%**	**11.5%**	**2,069**	**2,187**	**-5.4%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 298 million, a decrease of Baht 20 million or 6.3% from Baht 318 million in Q2/2008 mainly due to no further depreciation of the fully depreciated Thaicom 1 satellite.

  Compared to Q1/2009, Thaicom conventional cost for Q2/2009 was decreased by Baht 21 million or 6.6% mainly due to no further depreciation of the fully depreciated Thaicom 1 satellite in Q2/2009 as the Thaicom 1 satellite was lastly depreciated in January and February 2009 for Q1/2009.

- Cost of providing IPSTAR services was Baht 704 million, an increase of Baht 123 million or 21.2% from Baht 581 million in Q2/2008, mainly due to increases in cost of UT sales corresponding to higher UT sales volume, in operating agreement fee following higher revenues, and in gateway operation expenses.

  Compared to Q1/2009, IPSTAR cost for Q2/2009 was decreased by Baht 44 million or 5.9% largely resulting from drops in cost of UT sales corresponding to the lower UT sales volume, and in depreciation cost.

Cost of telephone services

Cost relating to the telephone business for Q2/2009 amounted to Baht 346 million, an increase of Baht 139 million or 67.1% from Baht 207 million in Q2/2008. Mfone reported increases in depreciation of expanded telephone network, and cost of electricity from expanded base stations. LTC reported increases in cost of inter-roaming and in depreciation of expanded telephone network.

Compared to Q1/2009, cost was dropped by Baht 45 million or 11.5% mainly due to Mfone's one-time write-off for asset retirement of USD 3.3 million made in January 2009, offset by a rise in depreciation cost for the completed project phase 9 & 10 in Cambodia started taking depreciation in June 2009.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q2/2009 was Baht 85 million, a decrease of Baht 52 million or 38.0% from Baht 137 million in Q2/2008, because of a decrease in cost of DTV sales corresponding to the sales drop. Compared to Baht 67 million in Q1/2009, the cost rose by Baht 18 million or 26.9% following the DTV sales growth.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 321 million in Q2/2009, an increase of Baht 37 million, or 13.0%, compared to Baht 284 million in Q2/2008. This was due to increases in staff expenses and in Mfone's and LTC's marketing expenses. Compared to the previous quarter, SG&A expenses were decreased by Baht 34 million or 9.6% from Baht 355 million mainly due to a decrease in doubtful debt, offset by increases in staff expenses and marketing expenses from the satellite business and the telephone business in Cambodia.

Finance cost

Finance cost decreased by 25.6% from Q2/08.

Finance cost was Baht 90 million, a decrease of Baht 31 million, or 25.6%, compared with Baht 121 million in Q2/2008 due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q4/2008 and Q2/2009, and for DTV in Q3/2008 and Q1/2009.

Gain on exchange rate

As the Thai Baht had appreciated, the Company reported a gain of Baht 364 million on foreign exchange for Q2/2009, compared to a loss on exchange of Baht 437 million in Q2/2008. Most of the gain and loss on exchange rate were unrealized.

Share of net results from investment – equity method

The share of net results from investment in Q2/2009 was Baht 34 million, increased by Baht 14 million or 70.0% from Baht 20 million in Q2/2008 and rose by Baht 8 million or 30.8% over Baht 26 million in Q1/2009. This was due to 56.0% and 32.2% increases in CSL's net profit from Q2/2008 and Q1/2009 respectively, resulting from an increase in revenue from Mobile Content services and decreased SG&A expenses. However, the write-off of Loxserve's remaining goodwill in amount of Baht 16 Million in Q2/2008 also led to CSL's significant year-on-year growth of net profit in this quarter.

Income tax expense

The Company's income tax expense in Q2/2009 was Baht 113 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 115 million in Q2/2008.

IV. Financial Position

At the end of Q2/2009, the Company reported total assets of Baht 28,105 million, a decrease of Baht 316 million or 1.1% from Baht 28,421 million at the end of 2008. This was mainly because of the depreciation and amortization of PP&E under operating agreements, offset by an increase in PP&E arose from phase 9 & 10 telephone network expansion in Cambodia and phase-15 telephone network expansion in Lao PDR.

THCOM's asset components

Assets	June 30, 2009		December 31, 2008	
	Amount (MBt)	% of Total assets	Amount (MBt)	% of Total assets
Current assets	2,801	10.0	3,063	10.8
Investment in associates	386	1.4	381	1.3
PP&E, net	6,149	21.9	5,515	19.4
PP&E under the operating agreement, net	16,289	58.0	17,069	60.1

Liquidity

At the end of Q2/2009, the Company had a current ratio of 0.69 times, down from 0.86 at the end of 2008. This was because of an increase of Baht 762 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of Q2/2009 the Company's "investment in an associate" was Baht 386 million, an increase of Baht 5 million or 1.3% from Baht 381 million at the end of 2008, reflecting a proportionate recognition of CSL's net profit for 1H/2009 amounted to Baht 60 million, offset by a dividend paid of Baht 55 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2009 was Baht 6,149 million, an increase of Baht 634 million or 11.5% from Baht 5,515 million at the end of last year. This was mainly due to purchase of assets of Baht 1,270 million in 1H/2009 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, offset by a depreciation and amortization of PP&E of Baht 556 million. PP&E at the end of Q2/2009 also included the assets under operating agreements of Mfone of approximately Baht 3,180 million, up Baht 1,771 million from Baht 1,409 million at the end of 2008.

PP&E under operating agreements

PP&E under operating agreements at the end of Q2/2009 was Baht 16,289 million, a decrease of Baht 780 million from Baht 17,069 million at the end of 2008 mostly due to depreciation and amortization expenses in 1H/2009.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q2/2009 were Baht 8,730 million, a decrease of Baht 580 million from Baht 9,310 million at the end of 2008. This was mainly due to a loan repayment for the Thaicom 4 and Thaicom 5 projects, and repayments of long-term borrowings made by Mfone and DTV.

The Company's shareholders' equity at the end of Q2/2009 was Baht 16,054 million, a decrease of Baht 49 million from 16,103 million at the end of 2008, reflecting a translation loss relating to financial statements of foreign operations of Baht 26 million, and a net loss for 1H/2009 of Baht 22 million.

With lower net borrowings and shareholders' equity for the six-month period ended June 30, 2009, net borrowings to equity at the end of Q2/2009 were 0.54 times, down from 0.58 times at the end of 2008.

Cash flow

The Company's cash inflow from operating activities for 1H/2009 was Baht 1,401 million. Net cash outflow from investing activities was Baht 583 million, mainly due to payments for satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 777 million mainly due to long-term loan repayments total of Baht 793 million including loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and a loan repayment made by DTV.

The Company had ending cash of Baht 1,217 million on June 30, 2009.